Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel    :+91 40 4900 2900

Fax   :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

February 12, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories to acquire select business divisions of Wockhardt in India.”

This is for your information.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

Classification | PUBLIC

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	Deep GHATAK deepghatak@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Laboratories to acquire select business divisions of Wockhardt in India

Hyderabad, India, February 12, 2020	For Immediate Release

Hyderabad, India February 12, 2020— Dr. Reddy’s Laboratories Ltd. (“Dr. Reddy’s”) (BSE: 500124, NSE: DRREDDY, NYSE: RDY) today announced that it has entered into a definitive agreement with Wockhardt Limited to acquire select divisions of its  branded generics business in India and a few other international territories of Nepal, Sri Lanka, Bhutan and Maldives for a consideration of Rs.1850 Crores.

The business comprises of a portfolio of 62 brands in multiple therapy areas such as Respiratory, Neurology, VMS, Dermatology, Gastroenterology, Pain and Vaccines, which would transfer to Dr. Reddy’s along with related sales and marketing teams; and the manufacturing plant located in Baddi, Himachal Pradesh with all plant employees. The business undertaking is being transferred on a slump sale basis.

G V Prasad, the Co-Chairman and Managing Director of Dr. Reddy’s said “India is an important market for us and this acquisition will help in considerably scaling-up our domestic business. The acquired portfolio shall enhance Dr. Reddy’s presence in the high growth therapy areas with market leading brands such as Practin, Zedex, Bro-zedex, Tryptomer and Biovac. We believe the portfolio holds a lot of potential and will get an impetus under Dr. Reddy’s. We welcome the team joining as part of the deal to the Dr. Reddy’s family.”

The transaction is expected to be closed in the first quarter of the financial year 2020-21.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to  without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.